June 13, 2016

VIA EDGAR

Re:	Blue Buffalo Pet Products, Inc.

Registration Statement on Form S-1

Filed May 13, 2016

Amendment No. 1 to Registration Statement on Form S-1

Filed May 16, 2016

File No. 333-211377

Loan Lauren P. Nguyen

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Blue Buffalo Pet Products, Inc. (the “Company”), we are submitting this letter on a supplemental basis in order to facilitate the review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (Form No. 333-211377) (the “Registration Statement”).

We have attached as Exhibit A to this letter a marked copy of the changed pages to Amendment No. 1 to Registration Statement on Form S-1 filed on May 16, 2016 (“Amendment No. 1”), reflecting changes in response to the Staff’s comment letter, dated June 9, 2016 (the “Comment Letter”), with respect to Amendment No. 1, and certain other updates with respect to the Company and the offering.

In addition, we are providing the following response to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the changed pages of the Registration Statement attached hereto as Exhibit A. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	June 13, 2016

General

1.	Please revise your disclosure to provide consistent information regarding the number of shares that you are registering under this registration statement. In this regard, explain why you indicate on the facing page of your filing and on your prospectus cover page that you are registering the sale of 28,750,000 shares (including 3,750,000 underwriter shares), but your tabular disclosure on page 121 appears to reference the sale of approximately 35,700,000 shares to be sold (including approximately 4,700,000 underwriter option shares). Additionally, please ensure that the table on page 121 provides all information that Item 507 of Regulation S-K requires, including the amount to be offered by each selling stockholder.

The Company respectfully submits that the facing page of the Registration Statement and the prospectus cover and the tabular disclosure are consistent. The 25,000,000 shares (excluding underwriter option shares) to be sold in the offering consist of (1) 21,797,436 shares to be sold by Invus, L.P., (2) 3,027,564 shares to be sold by The Bishop Family Limited Partnership and (3) 175,000 shares to be sold by Mr. Kurt T. Schmidt. The 3,750,000 underwriter option shares consist of (1) 3,292,664 shares to be sold by Invus, L.P. and (2) 457,336 shares to be sold by The Bishop Family Limited Partnership, in each case, to the extent that the underwriters exercise their option to purchase additional shares in full. The tabular disclosure on page 121 of the Registration Statement sets forth the beneficial ownership of the entities or individuals listed therein and therefore, in addition to reflecting the shares to be sold by Invus, L.P., The Bishop Family Limited Partnership and Mr. Kurt T. Schmidt, also reflects a reduction in shares beneficially owned by Mr. Christopher T. Bishop and Mr. William W. Bishop, Jr. that are being sold by The Bishop Family Limited Partnership, as Mr. Christopher T. Bishop and Mr. William W. Bishop, Jr. may be deemed to possess beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. The Company has revised the disclosure on page 120 of the Registration Statement in response to the Staff’s comment.

Exhibits

Exhibits 5.1

2.	The current legality opinion references the sale of “up to 27,000,000 shares of common stock . . . by certain selling stockholders identified in the Registration Statement” and “the sale by a certain selling stockholder identified in the Registration Statement of up to 175,000 shares of Common Stock to be issued by the Company to such selling stockholder upon the exercise of [stock] options . . . .” However, this information appears to be inconsistent with the information you provide in your filing. For example, the numbers of shares referred to in the opinion do not align with those on the facing page and the prospectus cover page; nor do they align with those you provide in your table of principal and selling stockholders on page 121. Please explain the inconsistencies or provide a revised legality opinion from counsel. Refer to Item 601(b)(5) of Regulation S-K and the guidance related thereto in the Division’s Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has filed a revised legality opinion from Simpson Thacher & Bartlett LLP.

Securities and Exchange Commission	June 13, 2016

* * * * * * *

Please do not hesitate to call Ken Wallach at (212) 455-3352 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission Parhaum J. Hamidi

Blue Buffalo Pet Products, Inc. Michael Nathenson

Exhibit A

As filed with the Securities and Exchange Commission on June 13, 2016

Registration No. 333- 211377

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BLUE BUFFALO PET PRODUCTS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2047	46-0552933
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11 River Road

Wilton, CT 06897

(203) 762-9751

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael Nathenson

Chief Financial Officer

Blue Buffalo Pet Products, Inc.

11 River Road

Wilton, CT 06897

(203) 762-9751

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Kenneth B. Wallach, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Kirk A. Davenport II, Esq. Jason M. Licht, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

☐	Large accelerated filer		☐	Accelerated filer
☒	Non-accelerated filer	(Do not check if a smaller reporting company)	☐	Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share	28,750,000	$26.14	$751,381,250	$75,664.09

(1)	Includes 3,750,000 shares of common stock to be sold upon exercise of the underwriters’ option to purchase additional shares.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The price per share and aggregate offering price are based on the average of the high and low prices of the Registrant’s common stock on May 12, 2016, as reported on the NASDAQ Global Select Market.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated June 13, 2016

Prospectus

Blue Buffalo Pet Products, Inc.

25,000,000 shares

The selling stockholders are selling 25,000,000 shares of common stock. We will not be selling any shares in this offering and will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market, or NASDAQ, under the symbol “BUFF.” The last reported sale price of our common stock on the NASDAQ on June 10, 2016 was $24.48 per share.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to the selling stockholders, before expenses	$	$

(1)	See “Underwriting.”

The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 3,750,000  shares of common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                 , 2016.

J.P. Morgan	Citigroup

Barclays	Deutsche Bank Securities	Morgan Stanley

Wells Fargo Securities

The date of this prospectus is                 , 2016.

THE OFFERING

Common Stock offered by the Selling Stockholders	25,000,000 shares (or 28,750,000 shares if the underwriters exercise their option to purchase additional shares from the selling stockholders in full).

Common Stock to be Outstanding after this Offering	196,413,566 shares.

Use of Proceeds	We will not receive any proceeds from the sale of shares of our common stock in this offering by the selling stockholders. However, we will pay certain expenses, other than underwriting discounts and commissions, associated with this offering. See “Use of Proceeds.”

Controlled Company	Upon the closing of this offering, our Sponsor will own approximately 93.2 million shares, or 47.4%, of our outstanding common stock. Together, our Sponsor and The Bishop Family Limited Partnership constitute a “group” that controls a majority of the voting power of our outstanding common stock and collectively hold 106.1 million shares, or 54.0%, of our outstanding common stock. As a result, we will remain a “controlled company” within the meaning of the listing rules, and therefore will continue to be exempt from certain of the corporate governance listing requirements, of the NASDAQ Global Select Market, or NASDAQ.

Risk Factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page 17 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

NASDAQ trading symbol	“BUFF.”

In this prospectus, the number of shares of our common stock to be outstanding after this offering is based on 196,238,566 shares of our common stock outstanding as of June 7, 2016, and:

•	excludes 4,275,995 shares of common stock issuable upon exercise of stock options outstanding as of June 7, 2016 under our 2012 Blue Buffalo Pet Products, Inc. Stock Purchase and Option Plan, or the 2012 Plan, at a weighted average exercise price of $6.11 per share;

•	excludes 382,563 shares of common stock issuable upon exercise of stock options outstanding as of June 7, 2016 at a weighted average exercise price of $25.47 and 82,993 shares of common stock issuable upon settlement of Restricted Stock Units outstanding, in each case under our 2015 Omnibus Incentive Plan, or the 2015 Plan;

•	excludes 77,306 shares of common stock reserved for future issuance under our 2012 plan and 7,855,823 shares of common stock reserved for future issuance under our 2015 Plan; and

•	is adjusted to reflect the issuance of 175,000 shares of our common stock to holders of stock options under the 2012 Plan upon exercise thereof, which shares are to be sold in this offering.

Unless otherwise indicated, this prospectus reflects and assumes:

•	no exercise by the underwriters of their option to purchase additional shares of common stock; and

•	no exercise of outstanding options after June 7, 2016.

If we are unable to maintain or increase prices, our margins may decrease.

Our success depends in part upon our ability to persuade consumers to purchase our branded products, which generally command a price premium as compared to prices of Engineered and Private Label products. Some products in the Engineered market segment may be labeled as “natural” in accordance with the AAFCO regulatory definition even though they do not satisfy all the requirements of the Wholesome Natural market segment. These products are often priced lower than ours and even if we do not increase prices, consumers may choose to purchase such products instead of ours, based on the fact that such products cost less but yet are still labeled as “natural.”

We rely in part on price increases to offset cost increases and improve the profitability of our business. Our ability to maintain prices or effectively implement price increases may be affected by a number of factors, including competition, effectiveness of our marketing programs, the continuing strength of our brand, market demand and general economic conditions, including inflationary pressures. In particular, in response to increased promotional activity by other pet food companies, we have increased our promotional spending, which has resulted in a lower average price per pound for our products and has adversely impacted our gross margins. During challenging economic times, consumers may be less willing or able to pay a price premium for our branded products and may shift purchases to lower-priced or other value offerings, making it more difficult for us to maintain prices and/or effectively implement price increases. In addition, our retail partners and distributors may pressure us to rescind price increases that we have announced or already implemented, whether through a change in list price or increased promotional activity. If we are unable to maintain or increase prices for our products or must increase promotional activity, our margins may be adversely affected. Furthermore, price increases generally result in volume losses, as consumers purchase fewer units. If such losses are greater than expected or if we lose distribution due to a price increase, our business, financial condition and results of operations may be materially adversely affected.

If our products are alleged to cause injury or illness or fail to comply with governmental regulations, we may need to recall our products and may experience product liability claims.

Our products may be exposed to product recalls, including voluntary recalls or withdrawals, if they are alleged to cause or pose a risk of injury or illness or if they are alleged to have been mislabeled, misbranded or adulterated or to otherwise be in violation of governmental regulations. We may also voluntarily recall or withdraw products that we consider do not meet our standards, whether for palatability, appearance or otherwise, in order to protect our brand and reputation. For example, in 2015 and 2016, we issued three voluntary recalls. The first recall concerned certain cat treats, due to the possible presence of propylene glycol, an ingredient not permitted for use in cat food, and the second recall concerned certain dog bones, due to potential salmonella contamination. Both recalls were the result of errors occurring at third party suppliers. The third recall concerned a limited number of bags of our BLUE Life Protection Formula dry dog food manufactured at our Heartland plant due to excessive moisture content, which can lead to mold. These recalls resulted in a reduction to net sales and the incurrence of incremental expenses. If there is any future product recall or withdrawal that results in substantial and unexpected expenditures, destruction of product inventory, damage to our reputation or lost sales due to the unavailability of the product for a period of time, our business, financial condition and results of operations may be materially adversely affected.

We also may be subject to product liability claims if the consumption or use of our products is alleged to cause injury or illness. While we carry product liability insurance, our insurance may not be adequate to cover all liabilities we may incur in connection with product liability claims. For example, punitive damages are generally not covered by insurance. In addition, we may not be able to continue to maintain our existing insurance, obtain comparable insurance at a reasonable cost, if at all, or secure additional coverage, which may result in future product liability claims being uninsured. If there is a product liability judgment against us or a settlement agreement related to a product liability claim, our business, financial condition and results of operations may be materially adversely affected.

available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our senior secured credit facilities and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant.

Blue Buffalo Pet Products, Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund all of its operations and expenses, including future dividend payments, if any.

Our operations are conducted almost entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, the credit agreement governing our revolving credit facility significantly restricts the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

As of June 7, 2016 we had approximately 1,304 million shares of common stock authorized but unissued. Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options relating to common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under the 2012 Plan and the 2015 Plan. See “Management—Compensation Discussion and Analysis.” Any common stock that we issue, including under the 2012 Plan, the 2015 Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, including sales by our Sponsor, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of 196,413,566 shares of our common stock outstanding. After the expiration or earlier waiver or termination of the lockup periods described below, a significant portion of outstanding shares will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

In connection with this offering, we, our executive officers, directors and the selling stockholders, who collectively hold 110,239,856 shares of common stock (including options exercisable within 60 days of June 7, 2016), immediately after this offering will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 90 days following the date of this prospectus. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such 110,239,856 shares (including options exercisable within 60 days of June 7, 2016) will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsor will continue to be considered an affiliate 90 days after this offering based on their expected share ownership (consisting of 93,190,111 shares), as well as their board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. In addition, pursuant to an amended and restated investor rights agreement, we have granted our Sponsor the right, subject to certain conditions, to require us to register the sale of its shares of our common stock under the Securities Act. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement.” Prior to this offering, our Sponsor owned 114,987,547 shares of our common stock and, immediately after this offering, will own 93,190,111 shares (or 89,897,447 shares if the underwriters exercise their option to purchase additional shares).

As of June 7, 2016, 4,741,551, shares of our common stock were granted in connection with outstanding equity awards under the 2012 Plan and the 2015 Plan, and an aggregate of 7,933,129 shares of our common stock were made available for future issuance under such plans. We have filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to the 2012 Plan and the 2015 Plan. All shares registered under such registration statements will be available for sale in the open market.

As restrictions on resale ends or if our Sponsor exercises its registration rights, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the merger or acquisition of the Company more difficult without the approval of our Board of Directors. Among other things:

•	although we do not have a stockholder rights plan, these provisions allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	these provisions provide for a classified Board of Directors with staggered three-year terms;

•	these provisions require advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	these provisions prohibit stockholder action by written consent from and after the date on which our Sponsor, The Bishop Family Limited Partnership, or The Bishop Family Partnership, and their affiliates beneficially own, in the aggregate, less than 40% of our outstanding shares of common stock;

•	these provisions provide for the removal of directors only for cause and only upon affirmative vote of holders of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors if our Sponsor, The Bishop Family Partnership and their affiliates beneficially own, in the aggregate, less than 40% of our outstanding shares of common stock; and

PRICE RANGE OF COMMON STOCK

Our common stock began trading publicly on the NASDAQ under the symbol “BUFF” on July 22, 2015. Prior to that date, there was no public trading market for our common stock.

The following table sets forth the high and low sale prices per share of our common stock on the NASDAQ for the periods indicated:

	High	Low
2015
Third Quarter (from July 22, 2015, date of initial trading)	$28.80	$17.61
Fourth Quarter	$20.96	$16.22

2016
First Quarter	$25.98	$15.19
Second Quarter (through June 10, 2016)	$27.37	$22.64

On June 10, 2016, the last reported sale price of our common stock on the NASDAQ was $24.48 per share. As of June 7, 2016, there were 76 holders of record of our common stock. This stockholder figure does not include a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions.

	Fiscal Year Ended December 31,					Three Months Ended March 31,
	2011	2012	2013	2014	2015	2015	2016
(dollars in thousands, except share and per share amounts)
Statements of Income Data:
Net sales	$345,525	$522,999	$719,509	$917,760	$1,027,447	$248,774	$279,836
Operating income	42,279	118,410	158,626	179,003	160,115	52,135	63,476
Interest expense	36	10,209	20,640	13,887	15,091	3,734	3,738
Loss on extinguishment of debt	—	—	15,918	—	—	—	—
Income before income taxes	42,296	108,353	122,193	165,289	145,318	48,452	59,839
Provision for income taxes	16,489	42,853	43,957	63,358	55,930	18,406	22,506
Net income	$25,807	$65,500	$78,236	$101,931	$89,388	$30,046	$37,333
Basic net income per common share	$0.13	$0.34	$0.40	$0.52	$0.46	$0.15	$0.19
Diluted net income per common share	$0.13	$0.33	$0.40	$0.52	$0.45	$0.15	$0.19
Dividends declared and paid per common share	$—	$2.05	$—	$—	$—	$—	$—
Basic weighted average shares	194,539,627	195,298,147	195,619,943	195,735,309	195,933,800	195,745,670	196,217,311
Diluted weighted average shares	195,076,707	195,707,975	196,559,084	197,852,932	198,047,453	197,773,850	198,160,465

Balance Sheet Data (end of period):
Cash and cash equivalents	$17,397	$45,770	$42,874	$95,788	$224,253	$149,044	$265,087
Working capital (1)	60,365	87,148	114,622	202,243	286,483	231,961	338,113
Property, plant, and equipment, net	2,197	23,778	85,830	113,863	115,160	114,101	113,742
Total assets (2)	92,990	154,443	254,797	383,167	512,546	420,878	525,372
Total debt, including current maturities (3)	—	386,320	395,017	391,057	387,097	390,067	386,107
Stockholders’ equity (deficit)	61,584	(270,868)	(191,085)	(87,297)	9,281	(56,770)	47,153

Other Data:
Adjusted net income (4)	$25,807	$65,500	$88,930	$106,569	$122,477	$31,097	$38,314
Adjusted basic net income per common share (4)	$0.13	$0.34	$0.45	$0.54	$0.63	$0.16	$0.19
Adjusted diluted net income per common share (4)	$0.13	$0.33	$0.45	$0.54	$0.62	$0.16	$0.19
EBITDA (5)	43,529	119,617	143,994	183,863	168,285	54,032	65,670
Adjusted EBITDA (5)	43,997	119,983	162,442	193,189	221,689	56,173	67,689
Depreciation and amortization	1,250	1,207	1,286	4,860	8,170	1,897	2,194
Capital expenditures	980	22,787	63,507	32,948	9,556	2,184	796

(1)	Working capital is defined as current assets, including cash and cash equivalents, minus current liabilities. As disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Recently Issued Accounting Pronouncements,” the Company elected to early adopt ASU 2015-17, “Balance Sheet Classification of Deferred Taxes,” as of the fourth quarter of 2015, utilizing retrospective application as permitted. Accordingly, working capital for prior years has been reclassified to conform to the new standard.

(2)	Total assets for the fiscal year ended December 31, 2014 and three months ended March 31, 2015, has been reclassified to conform to the requirements of ASU 2015-17. In addition, for the fiscal year ended December 31, 2012, has been reclassified to conform to the requirements of ASU 2015-03.

(3)	Total debt, including current maturities for the fiscal year ended December 31, 2012, has been reclassified to conform to the requirements of ASU 2015-03.

(4)

Adjusted net income represents net income plus loss on extinguishment of debt and unusual, non-recurring or one-time items (comprising initial public offering preparation costs, litigation expenses and provisions for litigation settlement), net of tax. We present adjusted net income because our management uses it as a supplemental measure in assessing our operating performance, and we believe that it is helpful to investors, securities analysts and other interested parties, in evaluating the performance of companies in our industry. We also believe adjusted net income is useful to management and investors, securities analysts and other interested parties as a measure of our comparative operating performance from period to period. Adjusted net income is not a measurement of financial performance under GAAP. It should not be considered an alternative to net income as a

Industry Trends

The U.S. pet food industry has been growing as a result of a number of factors, including:

•	continued humanization of pets—more pet parents consider their pets to be a family member, driving demand for more premium and specialized pet foods;

•	strong health and wellness trends crossing over from human foods – there is increased focus on pets consuming high-quality, natural foods, as evidenced by the growth in the Wholesome Natural market segment; and

•	growth of the specialty channels—the specialty channels have been growing faster than the FDM channel as pet parents are attracted to the variety, premium assortment and tailored shopping experience offered by retailers in specialty channels, including eCommerce.

Nonetheless, the pet food industry faces a number of challenges and uncertainties including:

•	the pet food industry’s continued ability to innovate and meet pet parents’ future needs;

•	increased promotional activity in the pet food industry;

•	a challenging economic climate, which may impact spending on pets; and

•	new or increased regulatory requirements and scrutiny, including increased oversight by the FDA and the implementation of the Food Safety Modernization Act.

Components of our Results of Operations

Net Sales

We develop, produce, market and sell natural pet food and cat litter in the specialty channels in the United States, Canada, Mexico and Japan. We rely on consumer demand for our products, financial performance of our products for retailers and our position in the marketplace, rather than entering into contracts with retailers to sell our products. We enter into agreements with various distributors to distribute our products to other stores in the specialty channel that typically stock a narrower range of our products given their smaller store footprints. We recognize revenues generally upon receipt of the product by the customer. See “—Critical Accounting Policies and Estimates—Revenue Recognition.” All sales are made on pre-agreed pricing terms, are not subject to contingencies and are, therefore, final.

We offer a variety of trade promotions and incentives to our customers and consumers, such as temporary price reductions, cooperative advertising programs, in-store displays and coupons. These trade promotions and incentives are accounted for as a reduction of our net sales. Our net sales are periodically influenced by the timing, extent and amount of such trade promotions and incentives. In April and May 2016, our business continued to grow consistent with its performance for the first quarter of 2016.

In addition, the following trends have driven our growth in net sales over the past three years and we expect these trends to continue to drive our growth in net sales in the near future:

•	our continued growth in net sales within national pet superstores as well as our increased availability to a greater proportion of pet parents as we have expanded our distribution to other retailers in the specialty channels;

•	our continued investment in our highly-effective marketing and brand-building; and

Having built a scaled corporate infrastructure with a strong go-to-market engine, we believe we are well positioned to supplement our internal product development platform by incorporating new technologies or product forms through joint-ventures, licensing agreements and acquisitions. We will take a thoughtful approach to our business development efforts in this area and intend to be selective in pursuing incremental, synergistic opportunities aligned with our mission and strategy.

Our Organization: “The Herd”

Our company culture is an integral part of our strategy and one of our founding objectives is being a great place to work. We have a strong and dedicated team of employees we refer to as “the Herd,” where each one of us is a “Buff.” Our company culture is built on entrepreneurship, collaboration, a commitment to Blue Buffalo’s mission, a competitive spirit and a friendly, casual work environment. As of March 31, 2016, we employed approximately 1,900 Buffs, including full-time and part-time Buffs, none of whom was represented by a labor union. We believe we have a good relationship with our team members and that our company culture is a key competitive advantage and a strong contributor to our success.

We have a strong and experienced management team, with our founders playing an active role in the business. We have a deep bench of senior leaders with strong business and operational experience from major CPG and public companies across all business functions working closely as the Herd Leadership Team. Our Chief Executive Officer, Kurt Schmidt, has decades of leadership experience in CPG companies in the United States and overseas at Kraft, Wrigley, Novartis and Nestlé, where he most recently led Nestlé’s $8 billion global Health & Wellness Division. Our President and Chief Operating Officer and co-founder, Billy Bishop, has been leading marketing and operations since our founding in 2002. Billy provides us with the unique perspective of an entrepreneurial business builder having helped build the SoBe beverage brand before starting our company. Our Chief Financial Officer, Mike Nathenson, has a deep financial and strategic background in CPG companies from his leadership experience at PepsiCo and Dean Foods, where he was most recently the Chief Financial Officer of the Dean Foods Dairy Group.

Our Operations: Scaled Pure-Play in the Wholesome Natural Market Segment

We believe our scale allows us to compete effectively against both our larger and smaller competitors. Being one of the largest pet food companies in the United States and the #1 brand in the Wholesome Natural market segment provides us with significant scale advantages in our supply chain. We have a hybrid network of owned and contracted manufacturing facilities and owned and contracted distribution centers, which we believe will provide us with enhanced margin opportunities and greater flexibility in our supply chain.

We focus on developing and marketing Wholesome Natural pet foods that we would want to feed our own furry family members. Our exclusive focus on pet products enables us to identify and react to trends early, develop Wholesome Natural products that meet the needs of pets and their pet parents and execute with speed and efficiency. We believe being a pure-play with this focus on pet products gives us a competitive advantage compared to most of our major competitors who are diversified CPG conglomerates. As the only Wholesome Natural pet food brand with a billion dollars of net sales, we possess operational and financial processes and tools that are difficult for smaller companies to implement.

Our Manufacturing Network

Our products, including those sold outside of the U.S., are currently manufactured through a hybrid network of owned and contracted manufacturing facilities and owned and contracted distribution centers. Our Heartland facility in Joplin, Missouri is expected to provide us with approximately half of our forecasted dry food production needs over the next several years. We have also commenced plans to expand our internal manufacturing capabilities to provide additional production capacity in the future. As part of these plans, we recently acquired land in Richmond, Indiana for the construction of a second manufacturing plant, a research and development facility and an attached warehouse, and construction is expected to commence in the second half of 2016.

The labeling of pet foods is regulated by both the FDA and some state regulatory authorities. FDA regulations require proper identification of the product, a net quantity statement, a statement of the name and place of business of the manufacturer or distributor, and proper listing of all the ingredients in order of predominance by weight. The FDA also considers certain specific claims on pet food labels to be medical claims and therefore subject to prior review and approval by the FDA. These include claims such as “hairball control” and “urinary tract health.” We currently produce pet food products, such as cat food with hairball management claims, which undergo FDA premarket review. In addition, the Food and Drug Administration Amendments Act of 2007 requires the FDA to establish ingredient standards and definitions for pet food, processing standards for pet food, and updated labeling standards for pet food that include nutritional and ingredient information. The FDA is currently working to implement these requirements.

We currently produce products, such as those in our BLUE Natural Veterinary Diet line, which may provide all or most of the nutrients in support of an animal’s total daily nutrient needs but are also labeled and marketed with claims that may suggest that they are intended to treat or prevent disease, thereby potentially meeting the statutory definitions of both a food and a drug. In the past, the FDA has generally exercised discretion with regard to enforcement of the regulatory requirements applicable to animal drugs in the context of dog and cat foods (1) that provided nutrients in support of the animal’s total required daily nutrient needs, (2) that were distributed only through licensed veterinarians, and (3) with respect to which manufacturers restricted labeling claims. However, noting an increase in the number of dog and cat foods labeled as being intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease, and noting that animal health may suffer when such products are not subject to pre-market FDA approval and are provided in the absence of a valid veterinarian-client-patient relationship, the FDA recently issued guidance containing a list of specific factors it will consider in determining whether to initiate enforcement action against products that satisfy the definitions of both an animal food and an animal drug, but which do not comply with the regulatory requirements applicable to animal drugs. These include, among other things, whether the product is only made available through or under the direction of a veterinarian and does not present a known safety risk when used as labeled. While we believe that we market our products in compliance with the policy articulated in FDA’s guidance and in other claim-specific guidance, the FDA may disagree or may classify some of our products differently than we do, and may impose more stringent regulations applicable to animal drugs, such as requirements for pre-market approval and compliance with GMPs for the manufacturing of pharmaceutical products. In addition we may produce more products that may be subject to FDA pre-market review, including new products we introduce to the Therapeutic market segment.

Under Section 423 of the FFDCA, the FDA may require the recall of an animal feed product if there is a reasonable probability that the product is adulterated or misbranded and the use of or exposure to the product will cause serious adverse health consequences or death. In addition, pet food manufacturers may voluntarily recall or withdraw their products from the market. For example, in 2015 and 2016, we issued three voluntary recalls. The first recall concerned certain cat treats, due to the possible presence of propylene glycol, an ingredient not permitted for use in cat food, and the second recall concerned certain dog bones, due to potential salmonella contamination. The third recall concerned a limited number of bags of our BLUE Life Protection Formula dry dog food manufactured at our Heartland plant due to excessive moisture content, which can lead to mold.

Most states also enforce their own labeling regulations, many of which are based on model definitions and guidelines developed by AAFCO. AAFCO is a voluntary, non-governmental membership association of local, state and federal agencies that are charged with regulation of the sale and distribution of animal feed, including pet foods. The degree of oversight of the implementation of these regulations varies by state, but typically includes a state review and approval of each product label as a condition of sale in that state.

Most states require that pet foods distributed in the state be registered or licensed with the appropriate state regulatory agency. In addition, most facilities that manufacture, process, pack, or hold foods, including pet foods, must register with the FDA and must renew their registration every two years. This includes most foreign, as well as domestic facilities. Registration must occur before the facility begins its pet food manufacturing, processing, packing, or holding operations.

conduct, our advertising claims of “no chicken or poultry by-product meals” were inaccurate as to products containing the mislabeled ingredients. Therefore, we may be exposed to false advertising liability to Nestlé Purina and others to the extent a claimant can prove they were injured by our actions. Such liability may be material. We have brought third-party indemnity and damages claims, with respect to the Nestlé Purina lawsuit, against the supplier that mislabeled the ingredients, as well as a broker involved in those transactions for such mislabeled ingredients. The trial court narrowed certain of our third party claims in response to motions to dismiss filed by the third parties but allowed numerous claims to proceed. In addition, we maintain insurance coverage for some of the Nestlé Purina claims. However, we may not be able to fully recover from such supplier, broker or from our insurance the full amount of any damages we might incur in these matters.

On October 15, 2014, we initiated a separate lawsuit against Nestlé Purina in state court in Connecticut. Nestlé Purina subsequently removed the case to the United States District Court for the District of Connecticut, and the Connecticut District Court then granted Nestlé Purina’s motion to transfer this matter to the same court where Nestlé Purina’s lawsuit against us is pending. Our complaint in this matter alleges that Nestlé Purina has intentionally engaged in false advertising, unfair trade practices and unjust enrichment in the promotion and advertisement of numerous of its products. In particular, our complaint alleges that Nestlé Purina is deceptively advertising that certain high-quality, wholesome ingredients are present in certain of Nestlé Purina’s most popular pet food products in greater amounts, or are more prevalent in the products in relation to other ingredients, than is actually the case. In addition, our complaint alleges that Nestlé Purina is deceptively advertising certain of its products as healthy and nutritious when in fact Nestlé Purina knew that these products were unsafe and were responsible for illness and even death in many of the dogs that consumed them. And our complaint alleges that Nestlé Purina falsely claims its “Just Right” brand of dog food is personalized to match each dog’s unique nutritional needs when it consists of only a limited set of basic ingredient formulas, each of which is substantially similar to the others. Our complaint seeks an injunction prohibiting Nestlé Purina from continuing these false and misleading advertisements, as well as damages and disgorgement of profits, among other things. Discovery is underway in this matter. On July 31, 2015, Nestlé Purina filed an amended answer in this case that also asserted counterclaims against us. Nestlé Purina asserted that our complaint does not state viable claims, but that if a ruling is entered against it then “in the alternative” it asserts counterclaims that relate to the advertising of a variety of our products, which Nestlé Purina contends are misleading or deceptive as to the amounts of certain ingredients in those products. On August 28, 2015, we amended our complaint to include allegations that Nestlé Purina falsely claims that its “Bright Mind” dog food is proven to promote alertness, mental sharpness, memory, trainability, attention, and interactivity in dogs age seven and older, when in fact such claims are unsubstantiated and false. In response to Nestlé Purina’s amended answer and counterclaims, we filed a motion to dismiss the counterclaims in their entirety on October 2, 2015. That motion is pending.

We believe Nestlé Purina’s claims are without merit and intend to vigorously defend ourselves. Although we have determined that a loss contingency with respect to the Nestlé Purina litigation is reasonably possible, such litigation and lawsuits are still in their early stages and the final outcome is uncertain. In particular, we have determined that the reasonably possible loss or range of loss resulting from Nestlé Purina proceedings cannot be reasonably estimated due to the following reasons: (1) the early stages of the proceedings, (2) the lack of specific damages sought by the plaintiffs, (3) the uncertainty as to plaintiffs’ support for their damages claim, (4) the uncertainty as to factual issues and (5) our claims against third party defendants and counterclaims against Nestlé Purina.

In addition, a number of related putative consumer class action lawsuits were filed in various states in the U.S. making allegations similar to Nestlé Purina’s and seeking monetary damages and injunctive relief. We also brought damages and indemnity claims against our former ingredient supplier and broker with respect to the class action lawsuits. In December 2015, we entered into a settlement agreement with the plaintiffs to resolve all of the U.S. class action lawsuits (the “Settlement”). Under the terms of the Settlement, which received final court approval on May 19, 2016, we agreed to pay $32.0 million into a settlement fund. Any attorneys’ fees awarded by the court and all costs of notice and claims administration will be paid from the settlement fund. On January 8, 2016, we paid this $32.0 million into an escrow account pending final court approval. The amount that each class member who submits a claim for reimbursement will receive will depend on the total amount of Blue Buffalo products purchased

MANAGEMENT

Executive Officers and Directors

Below is a list of our executive officers and directors and their respective ages and a brief account of the business experience of each of them as of June 7, 2016.

Name	Age	Position
Kurt Schmidt	59	Chief Executive Officer and Director

William Bishop, Jr.	45	President and Chief Operating Officer

Michael Nathenson	52	Executive Vice President, Chief Financial Officer and Treasurer

William Bishop	77	Chairman and Director

Raymond Debbane	61	Director

Philippe Amouyal	58	Director

Evren Bilimer	38	Director

Aflalo Guimaraes	47	Director

Michael A. Eck	53	Director

Frances Frei	52	Director

Amy Schulman	55	Director

Executive Officers

Kurt Schmidt has served as Chief Executive Officer and a member of our Board of Directors since 2012. Kurt brings deep experience in consumer products with decades of leadership experience in the United States and overseas at Kraft, Wrigley, Novartis and Nestlé. At Nestlé, Kurt was responsible for their $8 billion global Health & Wellness Division and he was a member of Nestlé’s Executive Committee. His responsibilities at Nestlé included Nestlé’s Maternal and Infant Nutrition (Gerber and Nestlé brands), Weight Management (Jenny Craig) and Sports Nutrition (Power Bar and Musashi) businesses. Kurt joined Nestlé in 2007 as part of its acquisition of Gerber Products from Novartis, where he was the President and Chief Executive Officer of Gerber from 2004 to 2007. Prior to Gerber, Kurt was the Head of Novartis Animal Health from 2002 to 2004. Kurt has a BS in Chemistry from the United States Naval Academy and an MBA from University of Chicago.

William (“Billy”) Bishop, Jr. has served as President since 2012 and has served as Chief Operating Officer since 2003. Billy co-founded the Blue Buffalo Company with his father Bill Bishop, the Chairman of our Board, and his brother Chris Bishop in 2002. He has been leading Marketing, Product Development and Operations since our founding. Billy was Vice President of Marketing at SoBe leading its ground breaking guerilla marketing strategy until its sale to Pepsi in 2001. Billy was also an Account Manager at Sierra Communications from 1993 to 1995. Billy has a BA in Sports Marketing from Ohio Wesleyan University.

Michael (“Mike”) Nathenson has served as our Executive Vice President, Chief Financial Officer and Treasurer since 2012. Mike brings a deep financial and strategic background in consumer products with significant leadership experience at PepsiCo and Dean Foods. Mike was with Dean Foods from 2009 to 2012, where he was most recently the Chief Financial Officer of the Dean Foods Dairy Group. At PepsiCo, Mike spent almost 14 years in a variety of operational finance roles including as the Chief Financial Officer of Frito Lay’s Australia subsidiary from 2000 to 2004. He then moved to the corporate side where he led PepsiCo’s FP&A group from 2004 to 2008 and was Senior Vice President of Investor Relations from 2008 to 2009. Mike has a BS in Chemical Engineering from Washington University and an MBA from Harvard Business School.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table contains information about the beneficial ownership of our common stock as of June 7, 2016, (1) immediately prior to the consummation of this offering and (2) as further adjusted to reflect the sale of shares of our common stock offered by this prospectus by:

•	each person, or group of persons, known to us who beneficially owns more than 5% of our capital stock;

•	each named executive officer;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each person selling common stock in connection with this public offering.

The selling stockholders are selling 25,000,000 shares of common stock in this offering (or 28,750,000 shares if the underwriters exercise their option to purchase additional shares from the selling stockholders in full). On an individual basis, Invus, L.P. is selling 21,797,436 shares (or 25,090,100 shares if the underwriters exercise their option to purchase additional shares in full), The Bishop Family Limited Partnership is selling 3,027,564 shares (or 3,484,900 shares if the underwriters exercise their option to purchase additional shares in full) and our Chief Executive Officer, Kurt T. Schmidt, is selling 175,000 shares. Mr. Schmidt will not sell any additional shares if the underwriters exercise their option to purchase additional shares. Christopher T. Bishop and William W. Bishop, Jr. are not selling stockholders in this offering but the shares of our common stock deemed to be beneficially owned by each of them as reflected in the table below will decrease as a result of this offering because they may be deemed to beneficially own the shares held by The Bishop Family Limited Partnership.

Unless otherwise indicated, our calculation of the percentage of beneficial ownership prior to the offering is based on 196,238,566 shares of common stock outstanding as of June 7, 2016.

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to restrictions, options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe that each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

Unless otherwise indicated in the footnotes, the address of each beneficial owner named below is: c/o Blue Buffalo Pet Products, Inc., 11 River Road, Wilton, Connecticut 06897.

	Shares beneficially owned prior to the offering		Shares beneficially owned after the offering
Name of Beneficial Owner			Excluding exercise of the underwriters’ option to purchase additional shares		Including exercise in full of the underwriters’ option to purchase additional shares
	Number	Percent	Number	Percent(1)	Number	Percent(1)
Greater than 5% Stockholders
Invus, L.P. (2)	114,987,547	58.6%	93,190,111	47.4%	89,897,447	45.8%
Christopher T. Bishop (3)(4)	19,148,632	9.8%	16,121,068	8.2%	15,663,732	8.0%
The Bishop Family Limited Partnership (4)	15,971,242	8.1%	12,943,678	6.6%	12,486,342	6.4%
Named Executive Officers and Directors:
Kurt T. Schmidt (5)	1,568,334	*	1,393,334	*	1,393,334	*
William W. Bishop, Jr. (4)(6)	18,187,132	9.3%	15,159,568	7.7%	14,702,232	7.5%
Michael Nathenson (7)	418,222	*	418,222	*	418,222	*
William W. Bishop	17,753	*	17,753	*	17,753	*
Raymond Debbane (8)	6,874	*	6,874	*	6,874	*
Philippe Amouyal (8)	6,874	*	6,874	*	6,874	*
Evren Bilimer (8)	6,874	*	6,874	*	6,874	*
Aflalo Guimaraes (8)	6,874	*	6,874	*	6,874	*
Michael A. Eck	11,124	*	11,124	*	11,124	*
Frances Frei	11,124	*	11,124	*	11,124	*
Amy Schulman	11,124	*	11,124	*	11,124	*
All executive officers and directors as a group (11 persons)	20,252,309	10.3%	17,049,745	8.7%	16,592,409	8.4%

*	Less than 1%

(1)	Based on 196,413,566 shares of common stock that will be outstanding immediately after the completion of this offering.
(2)	Invus Advisors, L.L.C., or Invus Advisors, is the general partner of Invus, L.P. Artal International S.C.A. is the managing member of Invus Advisors. Artal International Management S.A. is the managing partner of Artal International S.C.A. Artal Group S.A. is the sole stockholder of Artal International Management S.A. Westend S.A. is the sole stockholder of Artal Group S.A. Stichting Administratiekantoor Westend, or the Stichting, is the sole stockholder of Westend S.A. Pascal Minne is the sole member of the board of the Stichting. Accordingly, each of Invus Advisors, Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend S.A., the Stichting and Pascal Minne may be deemed to beneficially own the shares of common stock held of record by Invus, L.P. The address of Invus, L.P. and Invus Advisors is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. The address of Artal International S.C.A., Artal International Management S.A., Artal Group S.A. and Westend S.A. is 10-12 avenue Pasteur, L-2310, Luxembourg, Luxembourg. The address of the Stichting is De Boelelaan 7, NL-1083 HJ Amsterdam, The Netherlands. The address of Pascal Minne is Place Ste. Gudule, 19, B-1000, Bruxelles, Belgium.
(3)	Includes (i) 487,877 shares of common stock held by Christopher T. Bishop, (ii) 1,138,389 shares of common stock held by the American Phoenix Trust, (iii) 15,971,242 shares of common stock held by The Bishop Family Limited Partnership and (iv) 1,551,124 shares of common stock held by The Orca Trust. Christopher T. Bishop is the sole trustee of the American Phoenix Trust and has voting and investment power over the shares of common stock held by the American Phoenix Trust. Christopher T. Bishop is a primary beneficiary of The William W. Bishop Children’s Spray Trust, or the Bishop Trust, which is the general partner of The Bishop Family Limited Partnership, and, collectively with William W. Bishop, Jr., our President and Chief Operating Officer, has the ability to remove and replace the trustee of the Bishop Trust. As a result, Christopher T. Bishop may be deemed to possess beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. Christopher T. Bishop disclaims beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. Christopher T. Bishop is the protector of The Orca Trust and has the ability to remove the trustee. As a result, Christopher T. Bishop may be deemed to possess beneficial ownership of the shares of common stock held by The Orca Trust. Christopher T. Bishop disclaims beneficial ownership of the shares of common stock held by The Orca Trust.
(4)	Stephen Saft is the sole trustee of the Bishop Trust, which is the general partner of The Bishop Family Limited Partnership. Accordingly, Stephen Saft may be deemed to possess beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. Stephen Saft disclaims beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. William W. Bishop, Jr. and Christopher T. Bishop are the primary beneficiaries of the Bishop Trust and they collectively have the ability to remove and replace the trustee of the Bishop Trust. As a result, William W. Bishop, Jr. and Christopher T. Bishop may be deemed to possess beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. William W. Bishop, Jr. and Christopher T. Bishop each disclaim beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership.

(5)	Includes 1,514,763 shares of common stock issuable upon exercise of stock options held by Mr. Schmidt that may be exercised within 60 days of June 7, 2016.
(6)	Includes (i) 664,766 shares of common stock held by William W. Bishop, Jr., (ii) 15,971,242 shares of common stock held by The Bishop Family Limited Partnership and (iii) 1,551,124 shares of common stock held by The Orca Trust. William W. Bishop, Jr. is a primary beneficiary of the Bishop Trust, which is the general partner of The Bishop Family Limited Partnership, and, collectively with Christopher T. Bishop, has the ability to remove and replace the trustee of the Bishop Trust. As a result, William W. Bishop, Jr. may be deemed to possess beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. William W. Bishop, Jr. disclaims beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. William W. Bishop, Jr. is the sole trustee of The Orca Trust and has voting and investment power over the shares of common stock held by The Orca Trust.
(7)	Includes 418,222 shares of common stock issuable upon exercise of stock options held by Mr. Nathenson that may be exercised within 60 days of June 7, 2016.
(8)	Raymond Debbane, Philippe Amouyal, Evren Bilimer and Aflalo Guimaraes are each officers of Invus Advisors, but each disclaims beneficial ownership of the shares beneficially owned by Invus, L.P. The address for each of Raymond Debbane, Philippe Amouyal, Evren Bilimer and Aflalo Guimaraes is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock, our amended and restated certificate of incorporation and our amended and restated bylaws, each as in effect as of the date of this prospectus. As it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, each of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware, or the DGCL. Our authorized capital stock consists of 1,500,000,000 shares of common stock, par value $0.01 per share, and 150,000,000 shares of preferred stock, par value $0.01 per share. As of June 7, 2016, there were 196,238,566 shares of common stock outstanding held of record by approximately 76 stockholders. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

We, our executive officers, directors and the selling stockholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 90 days following the date of this prospectus. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors, subject to certain limitations. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering to which this prospectus relates will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Listing

Our common stock is listed on the NASDAQ under the symbol “BUFF.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by NASDAQ, the authorized shares of preferred stock will be available for issuance without further action by you. Our Board of

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices prevailing from time to time. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price of our common stock to decline.”

As of June 7, 2016 we had a total of 196,238,566 shares of our common stock outstanding. After the expiration or earlier waiver or termination of the lockup periods described below, a significant portion of outstanding shares will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The 110,239,748 shares of common stock (which includes options exercisable within 60 days of June 7, 2016) held by our Sponsor, The Bishop Family Limited Partnership and our directors and officers immediately after this offering will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 under the Securities Act, which we summarize below.

Lock-up Agreements

There are approximately 110,239,856 shares of common stock (including options exercisable within 60 days of June 7, 2016) held by executive officers, directors and selling stockholders who are subject to lock-up agreements for a period of 90 days after the date of this prospectus, under which they have agreed not to sell or otherwise dispose of their shares of common stock, subject to certain exceptions. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to any such lock-up agreements. See “Underwriting—Lock-up.”

Rule 144

In general, under Rule 144, as currently in effect, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting,” within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which equals approximately 1,962,383 shares immediately after this offering, or the average reported weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice of the sale on Form 144A.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The sale of these shares, or the perception that sales will be made, may adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Following this offering, a person who is not deemed to be or have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, may sell such shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell such shares without restriction.

UNDERWRITING

The selling stockholders are offering 25,000,000 shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Barclays Capital Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

Total	25,000,000

The underwriters are committed to purchase all the common shares offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares being sold by the selling stockholders directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Option to Purchase Additional Shares

The underwriters have an option to buy up to 3,750,000 additional shares of common stock from the selling stockholders. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. Any shares purchased by the underwriters will be allocated among the selling stockholders on a pro rata basis based on the number of shares such selling stockholder has agreed to sell pursuant to the option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Underwriting Discounts and Expenses

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $             per share of common stock sold by the selling stockholders. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Price Stabilization and Short Positions

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that may adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The Nasdaq Global Select Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

New Issue of Securities

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibit Index

1.1**	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of Blue Buffalo Pet Products, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on July 27, 2015)

3.2	Amended and Restated Bylaws of Blue Buffalo Pet Products, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on July 27, 2015).

5.1	Opinion of Simpson Thacher & Bartlett LLP

10.1	Amended and Restated Investor Rights Agreement, dated January 21, 2015, by and among the Registrant, certain stockholders party thereto and Invus, L.P. (incorporated by reference to Exhibit 10.1 to the Blue Buffalo Pet Products, Inc. Registration Statement on Form S-1 (file no. 333-204847) filed on June 10, 2015 (the “June 10, 2015 Form S-1”))

10.2	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the June 10, 2015 Form S-1).

10.3†	Offer Letter, dated September 12, 2012, between Michael Nathenson and Blue Buffalo (incorporated by reference to Exhibit 10.3 to the Blue Buffalo Pet Products, Inc. Registration Statement on Form S-1/A (file no. 333-204847) filed on July 8, 2015 (the “July 8, 2015 Form S-1/A”)).

10.4†	Offer Letter, dated October 1, 2012, between Kurt T. Schmidt and Blue Buffalo (incorporated by reference to Exhibit 10.4 to the July 8, 2015 Form S-1/A).

10.5†	Amended and Restated 2012 Stock Purchase and Option Plan of Blue Buffalo Pet Products, Inc. (incorporated by reference to Exhibit 10.5 to the June 10, 2015 Form S-1).

10.6†	Form of 2012 Stock Purchase and Option Plan of Blue Buffalo Pet Products, Inc. Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.6 to the June 10, 2015 Form S-1).

10.7†	Blue Buffalo Pet Products, Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to the July 8, 2015 Form S-1/A).

10.8†	Form of Option Agreement under the Blue Buffalo Pet Products, Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed March 10, 2016).

10.9†	Form of Restricted Stock Unit Agreement under the Blue Buffalo Pet Products, Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed March 10, 2016).

10.10†	Form of Restricted Stock Agreement under the Blue Buffalo Pet Products, Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to the July 8, 2015 Form S-1/A).

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10.11†	Form of Confidentiality, Intellectual Property Ownership and Non-Competition Agreement (incorporated by reference to Exhibit 10.11 to the Blue Buffalo Pet Products, Inc. Registration Statement on Form S-1/A (file no. 333-204847) filed on June 25, 2015 (the “June 25, 2015 Form S-1/A”)).

10.12	Credit Agreement dated August 8, 2012 among Blue Pet Products, Inc., Blue Buffalo Company, Ltd., the lenders party thereto and Citibank, N.A., as administrative agent, swingline lender and an issuing bank, Citigroup Global Markets Inc. and Morgan Stanley Senior Funding, Inc., as joint lead arrangers and joint bookrunners, and Morgan Stanley Senior Funding, Inc., as syndication agent (incorporated by reference to Exhibit 10.12 to the June 25, 2015 Form S-1/A).

10.13	Collateral Agreement dated August 8, 2012 among Blue Pet Products, Inc., Blue Buffalo Company, Ltd., the other grantors party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.13 to the June 25, 2015 Form S-1/A).

10.14	Guarantee Agreement dated August 8, 2012 among Blue Pet Products, Inc., the subsidiary guarantors identified therein and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.14 to the June 25, 2015 Form S-1/A).

10.15	Amendment Agreement No. 1 dated December 6, 2012 among Blue Pet Products, Inc., Blue Buffalo Company, Ltd., the other loan parties party thereto, the existing lenders, Citibank, N.A., as administrative agent, Citigroup Global Markets Inc. and Morgan Stanley Senior Funding, Inc., as joint lead arrangers and the initial Incremental Term B-1 Lenders (incorporated by reference to Exhibit 10.15 to the June 25, 2015 Form S-1/A).

10.16	Amendment Agreement No. 2 dated February 15, 2013 among Blue Pet Products, Inc., Blue Buffalo Company, Ltd., the other loan parties party thereto, the existing lenders, Citibank, N.A., as administrative agent, and the initial Additional Term B-2 Lenders (incorporated by reference to Exhibit 10.16 to the June 25, 2015 Form S-1/A).

10.17	Amendment Agreement No. 3 dated February 15, 2013 among Blue Pet Products, Inc., Blue Buffalo Company, Ltd., the other loan parties party thereto, the revolving lenders and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.17 to the June 25, 2015 Form S-1/A).

10.18	Amendment Agreement No. 4 dated December 9, 2013 among Blue Pet Products, Inc., Blue Buffalo Company, Ltd., the other loan parties party thereto, the existing lenders and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.18 to the June 25, 2015 Form S-1/A).

10.19	Stipulation of Settlement, In re Blue Buffalo Company, Ltd. Marketing and Sales Practices Litigation, dated December 9, 2015 (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed March 10, 2016).

21.1**	List of Subsidiaries.

23.1	Consent of KPMG LLP

23.2	Consent of Simpson Thacher & Bartlett LLP (included in exhibit 5.1)

24.1**	Power of Attorney

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Exhibit 5.1

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-3352	KWALLACH@STBLAW.COM

June 13, 2016

Blue Buffalo Pet Products, Inc.

11 River Road

Wilton, Connecticut 06897

Ladies and Gentlemen:

We have acted as counsel to Blue Buffalo Pet Products, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (File No. 333-211377) (as amended, the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to (1) the sale of up to 28,575,000 shares of common stock, par value $0.01 per share (“Common Stock”) by certain selling stockholders identified in the Registration Statement (together with any additional shares of Common Stock currently held by the selling stockholders that may be sold by such selling stockholders pursuant to Rule 462(b) as prescribed by the Commission pursuant to the Securities Act, the “Selling Stockholders Outstanding Shares”) and (2) the sale by a certain selling stockholder identified in the Registration Statement of up to 175,000 shares of Common Stock to be issued by the Company to such selling stockholder upon the exercise of options issued and outstanding under the Amended and Restated 2012 Stock Purchase and Option Plan of the Company (the “Plan”) (the “Selling Stockholder Stock Option Shares”).

We have examined the Registration Statement and the Amended and Restated Certificate of Incorporation of the Company (the “Amended Certificate”), which has been filed with the Commission as an exhibit to the Registration Statement. We also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1.	The Selling Stockholders Outstanding Shares have been validly issued, and are fully paid and nonassessable.

2.	Upon issuance and delivery in accordance with the terms of the Plan and the options issued pursuant thereto, the Selling Stockholder Stock Option Shares will be validly issued, fully paid and nonassessable.

We do not express any opinion herein concerning any law other than the Delaware General Corporation Law. We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus included in the Registration Statement.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

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